UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2011

OR

☐                                 TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number  1-8962

The Pinnacle West Capital Corporation Savings Plan

(Full title of the plan)

Pinnacle West Capital Corporation

(Name of issuer)

400 North Fifth Street
P.O. Box 53999
Phoenix, Arizona 85072-3999

(Address of issuer’s principal executive office)

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTE:  Supplemental schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
The Pinnacle West Capital Corporation Savings Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of The Pinnacle West Capital Corporation Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Phoenix, Arizona
June 26, 2012

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:
Investments at fair value (Notes 2, 4, 5 and 6)	$887,773,195	$893,980,053
Receivables
Notes receivable from participants	26,044,034	26,078,004
Participant contributions	1,224,084	1,295,621
Employer contributions	437,760	463,747
Interest and other	378,872	676,497
Total receivables	28,084,750	28,513,869

Total assets	915,857,945	922,493,922

LIABILITIES:
Accrued administrative expenses	235,228	336,857

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	915,622,717	922,157,065

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT- RESPONSIVE INVESTMENT CONTRACTS	(4,934,381)	(3,938,200)

NET ASSETS AVAILABLE FOR BENEFITS	$910,688,336	$918,218,865

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

ADDITIONS:

Contributions (Note 1):
Employer	$17,518,797
Participants	48,851,833
Rollover	1,331,093
Total contributions	67,701,723

Investment income (Note 2):
Dividend, interest, and other income	17,334,047
Net realized/unrealized depreciation in fair value of investments (Note 5)	(4,265,037)
Total investment income	13,069,010

Interest income on notes receivable from participants	1,252,500

Total additions	82,023,233

DEDUCTIONS:

Distributions to participants	87,979,328
Administrative expenses	1,574,434
Total deductions	89,553,762

DECREASE IN NET ASSETS	(7,530,529)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	918,218,865
End of year	$910,688,336

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.                                      DESCRIPTION OF THE PLAN

The following description of The Pinnacle West Capital Corporation Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Pinnacle West Capital Corporation (“Pinnacle West” or the “Company”).  The Plan is administered by a committee appointed by the Pinnacle West Board of Directors (the “Committee”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). State Street Bank and Trust Company (“Trustee”) serves as Trustee of the Plan.

State Street Global Advisors (SSgA) is the appointed investment manager under the Plan to (1) manage the liquidity of the Pinnacle West Stock Fund and (2) review and direct the Trustee on voting proxies received for the eight mutual funds held in the Plan. The portion of the Plan invested in the Pinnacle West Stock Fund is an Employee Stock Ownership Plan. To the extent set forth by the terms of the Plan, participants may exercise voting rights by providing instructions to the Trustee related to the number of whole shares of stock represented by the units of the Pinnacle West Stock Fund allocated to their accounts. The Committee directs the Trustee on voting proxies received for shares of Pinnacle West common stock (except for those shares for which the Trustee receives participant directions).

Eligibility

Generally, as defined by the Plan, most active employees of Pinnacle West and its subsidiaries, including Arizona Public Service Company, El Dorado Investment Company, formerly APS Energy Services Company, Inc., and the active salaried employees of SunCor Development Company (collectively, the “Employer”), are eligible to participate in (1) the pretax, Roth 401(k), and after-tax features of the Plan immediately upon employment or, if later, their attainment of age 18 and (2) the matching feature on the first day of the month following their attainment of age 18 and

completion of six months of service.   The Plan provides credit for periods of employment with an affiliate of Pinnacle West as if the service was performed for the Employer.

Contributions

The Plan allows participants to contribute up to 50% of their base pay as pretax contributions, Roth 401(k) contributions or after-tax contributions, provided that in no event can the combined total contributions made by any participant in any year exceed 50% of their base pay, or the limits imposed by the Internal Revenue Code.  Eligible employees who do not affirmatively elect to participate or opt out of the Plan are automatically enrolled as soon as administratively possible after 60 days of employment.  Employees automatically enrolled contribute 3% of their base pay as pretax contributions.  The Plan also allows participants attaining the age of 50 before the end of the calendar year to make catch-up contributions in accordance with Section 414(v) of the Internal Revenue Code. The maximum allowable pretax contribution ($16,500 for 2011) and catch—up contribution ($5,500 for 2011) may increase in future years based on the cost of living index.  Participants may elect to set their pretax contributions to increase automatically on an annual basis based on the percent increase and effective date designated by the participant, up to the maximum limits permitted under the Plan and the Internal Revenue Code.

Employer contributions are fixed at 75% of the first 6% of base pay for combined pretax and/or Roth 401(k) participant contributions (excluding catch-up contributions) for all participants other than employees hired prior to January 1, 2003, or active salaried employees of SunCor Development Company hired prior to January 1, 2006, and who elected not to participate in the Retirement Account Balance feature of the Pinnacle West Capital Corporation Retirement Plan. All other participants receive an Employer match of 50% on the first 6% of base pay contributed, in combination, as pretax and/or Roth 401(k) participant contributions (excluding catch-up contributions).

Employer contributions are invested in the same investment funds as participants elect for their participant contributions.  Noncash contributions are recorded at fair value.

The Plan allows rollover contributions from other eligible retirement plans, including 401(k) or other qualified plans (including after-tax dollars), governmental 457(b) plans, Roth 401(k) accounts, 403(b) annuities (including after-tax dollars), or IRAs (excluding after-tax dollars), subject to certain criteria.

Participants may elect to receive dividends on Pinnacle West stock in their account in the form of cash.  If a participant does not elect to receive the dividend in the form of cash prior to the dividend payable date for that dividend, it is automatically reinvested in the Pinnacle West Stock Fund.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Allocations of earnings and losses are based on participant account balances.  Each participant has separate accounts that are credited with the participant’s pretax, Roth 401(k), after-tax contributions, rollover contributions (if any), in-plan Roth conversions (if any) (formerly labeled as Roth 401(k) rollover contributions), the Employer’s matching contributions, Employer transfer account, and an allocation of Plan earnings.  Each participant’s account is charged with withdrawals, an allocation of Plan losses and explicit recordkeeping and administrative fees (See Note 2).  A dollar amount is deducted quarterly from each participant’s account for the explicit recordkeeping and administrative fees.  The benefit to which a participant is entitled is the portion of the participant’s account that has vested, as defined below.

Investment Choices

Participants direct their contributions into one or more of the following:  risk-based investment options that include Conservative, Moderate and Aggressive LifeStyle Funds; core investment options that include Fixed Income Fund, Intermediate Bond Fund, Large Cap Value Fund, S&P 500 Index Fund, Large Cap Growth Fund, Mid Cap Core Fund, Small Cap Core Fund and International Fund; and the Pinnacle West Stock Fund (collectively, the “Funds”).  Employer contributions are invested in the same Funds as participants elect for their participant contributions.  The Plan provides that  1) in lieu of making their own investment elections, participants may choose to have an investment allocation set for them through the Plan’s personal asset manager program, which is a personalized mix of the Plan’s core investment options; 2) contributions by participants automatically enrolled are invested in the default fund which for approximately four to six weeks is the Conservative LifeStyle Fund and then, once established for them, the personal asset manager program; 3) participants may establish a self-directed brokerage account (SDA) to invest up to 90% of their vested account balance in permitted investments of the SDA (which excludes the Funds); and 4) participants may elect to have their investment mix of Funds automatically rebalanced according to their future investment elections on a quarterly, semiannual or annual basis.

Notes Receivable from Participants

Current and former participants may borrow money from their pretax contributions account, Roth 401(k) contributions account, vested Employer contributions account, rollover contributions account (if any), and in-plan Roth conversions (if any) (formerly labeled as Roth 401(k) rollover contributions account).  Participants may not borrow against their Employer transfer account or their after-tax contributions account.

The minimum participant loan allowed is $1,000. The maximum participant loan allowed is 50% of the participant’s vested account balance, up to $50,000 reduced by the participant’s highest outstanding loan balance in the 12-month period ending on the day before the loan is made.  Only one loan per participant may be outstanding at any one time.  Loan terms are up to five years or up to 15 years for the purchase of the participant’s principal residence.  An administrative fee is charged to the participant’s account for each loan.  Participants with an outstanding loan may continue to make loan repayments upon termination of employment with the Employer, unless they receive a full distribution of their account balance.

The interest rate is determined at the time the loan is requested and is fixed for the life of the loan.  The interest rate shall be at least as great as the interest rate charged by the Trustee to its individual clients for an unsecured loan on the date the loan is made.  The Trustee currently charges interest at the prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued.  Interest rates for loans issued during 2011 were 4.25%.  Interest rates for outstanding loans as of December 31, 2011 and 2010, ranged from 4.25% to 10.50%, respectively.

Loans are treated as an investment of the participant’s accounts.  To fund the loan, transfers are made from the participant’s investment funds on a pro-rata basis.  Amounts credited to a participant’s SDA are not available for a loan.  Loan repayments are invested in the participant’s investment funds based on the participant’s current investment election (or in the Conservative LifeStyle Fund or personal asset manager program, as applicable, if the participant does not have a current investment election in place).  Loan repayments, including interest, are generally made through irrevocable payroll deductions.  Loan repayments for former participants are made through the automated clearing house system.  Loans are secured by the participant’s account balance.

Vesting

Each participant is automatically fully vested in the participant’s pretax contributions account, Roth 401(k) contributions account, after-tax contributions account, rollover  contributions account (if any), in-plan Roth conversions (if any) (formerly labeled as Roth 401(k) rollover contribution accounts) (consisting of the participant’s contributions and related income and appreciation or depreciation), Employer transfer account, and Employer contributions account (consisting of Employer contributions and related income and appreciation or depreciation).  Former participants who terminated employment prior to April 1, 2006, were fully vested in their Employer contributions account if their termination was due to death or disability, was after attaining age 65, or was after completing five years of participation in the Plan.  Former participants who terminated before April 1, 2006 and return to service after that date can complete the 5 year requirement by no later than March 31, 2016, based on a graduated vesting schedule with 100% vesting after five years of service.

Withdrawals and Distributions

A participant may at any time make a full or partial withdrawal of the balance in the participant’s after-tax contributions account, rollover contributions account (if any), and in-plan Roth conversions (if any) (formerly labeled as Roth 401(k) rollover contributions account).  No withdrawals prior to termination of employment are permitted from a participant’s Employer transfer account.  No withdrawals prior to termination of employment are permitted from the participant’s pretax contributions account and Roth 401(k) contributions account, except under certain limited circumstances relating to financial hardship or after attaining age 59-1/2.  If an employee withdraws pretax or Roth 401(k) contributions due to financial hardship, the only earnings on pretax contributions that can be withdrawn are those credited prior to January 1, 1989, and no earnings on Roth 401(k) contributions can be withdrawn.  Participants who have participated in the Plan for five complete Plan years may withdraw the amount in their Employer contributions account.  Participants who are at least age 59-1/2 may withdraw any portion of their pretax contributions account, Roth 401(k) contributions account, rollover contributions account (if any), or in-plan Roth conversions (if any) (formerly labeled as Roth 401(k) rollover contributions account) while employed with no restrictions on the reason for withdrawal, and penalties do not apply.  Amounts credited to a participant’s SDA are not available for a withdrawal until transferred back into the Funds.  When the participant’s employment with the Employer is terminated, the participant can elect to receive a full or partial distribution, as soon as administratively possible, of the vested portion of their Employer contributions account together with the participant’s contributions accounts and Employer transfer account.

Forfeitures

For former participants who terminated employment prior to April 1, 2006, forfeitures of nonvested Employer contributions will occur upon the earlier of full distribution following termination of employment with the Employer or the end of the fifth calendar year following the calendar year in which the participant terminated employment.  If a former participant who received a distribution and terminated service prior to full vesting at March 31, 2011, and retained non-vested funds in the plan, becomes re-employed prior to the end of the fifth calendar year following the calendar year in which the participant’s earlier termination of employment occurred, the forfeited Employer contributions will be restored to the participant’s Employer contribution account and they will earn additional service and be subject to the graduated vesting on these funds.  Forfeitures will be restored only if the participant repays the full amount previously distributed to them within five years of their date of re-employment or, if earlier, the last day of the fifth calendar year following the calendar year in which the distribution occurred.  As of March 31, 2016, all forfeitures will either be fully vested or used to reduce future Employer contributions to the Plan.  As of December 31, 2011 and 2010, forfeited nonvested accounts were immaterial.  During the year ended December 31, 2011, Employer contributions were reduced by an immaterial amount due to forfeited nonvested accounts.

Termination of the Plan

It is the Company’s present expectation that the Plan and the payment of Employer contributions will be continued indefinitely.  However, continuance of any feature of the Plan is not assumed as a contractual obligation.  The Company, at its discretion, may terminate the Plan and distribute net assets, subject to the provisions set forth in ERISA and the Internal Revenue Code, or discontinue contributions.  In this event, the balance credited to the accounts of participants at the date of termination or discontinuance shall be fully vested and nonforfeitable.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

New Accounting Standards

In May 2011, the Financial Accounting Standards Board (FASB) issued amended guidance to achieve common fair value measurement and disclosure requirements in GAAP and international financial reporting standards (IFRS).  The amended guidance clarifies how certain fair value measurement principles should be applied and requires enhanced fair value disclosures.  The guidance is effective prospectively for the Plan on January 1, 2012.  The Plan’s adoption of this new guidance may result in additional fair value disclosures, but will not impact the statements of net assets available for benefits and statements of changes in net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments, including mutual funds, common and collective trusts, stocks, bonds, and a fixed income fund.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation

The Plan’s investments are stated at fair value.  Fair value is the price that would be received upon the sale of an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 6 for fair value measurements and disclosures of the Plan’s investments.

In accordance with GAAP, fully benefit-responsive investment contracts held in the fixed income fund are included at fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustments from fair value to contract value.  The statement of changes in net assets available for benefits is presented on a contract value basis. (See Note 4).

Income Recognition

Purchases and sales of securities are recorded as of the trade date.  Interest income is recorded on the accrual basis.  Dividend income is recorded as of the ex-dividend date.  Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees are reflected as a reduction of investment return for such investments.

Administrative Expenses

Participants pay explicit Plan recordkeeping and administrative fees, less any implicit fees paid to the recordkeeper through revenue-sharing arrangements with certain mutual funds and explicit administrative fees for loans.  Participants pay investment, sales, recordkeeping and administrative expenses charged by funds, which are deducted from income and reflected as a reduction of investment return for the fund, and redemption fees for certain funds when not held for the required period of investment.  Certain mutual funds have entered into revenue-sharing agreements to pay a portion of the mutual funds’ recordkeeping, administrative and/or sales fees to the Plan’s recordkeeper to largely offset recordkeeping and administrative fees for the Plan as a whole.  Pinnacle West pays the Pinnacle West Stock Fund management fee and the remaining Plan administrative expenses, such as legal and trustee expenses of the Plan.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits

Distributions to participants are recorded upon distribution.

3.                                      FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 18, 2007, that the Plan was designed in accordance with applicable requirements of the Internal Revenue Code.  During the Plan year, the Plan had certain administrative and operational issues occur relative to the Plan record-keeper, JP Morgan’s (“JPM”) re-amortization of participant loans. In order to prevent the Plan from incurring a qualification defect, JPM will take the necessary corrective action in accordance with the acceptable correction methods of the Employee Plans Compliance Resolution System (EPCRS), including the filing of a VCP Application with the IRS. The Plan’s record-keeper is in the process of taking necessary corrective steps. The Company and the Plan’s management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan and related trust continue to be tax-exempt.  Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

For the plan years 2010 and 2011, management identified an administrative error in which a few participants had accumulated total contributions more than contribution limits under IRC 415(c), which are the lesser of $49,000 or 100% of eligible compensation during the Plan Year.  The total contributions that exceeded the contribution limits were not material to the Plan financial statements.  The 2010 matter was resolved in 2011 in accordance with the requirements of the EPCRS, self-correction program.  The 2011 matter will be resolved in 2012 in accordance with the requirements of the EPCRS, self-correction program.

4.                                      FIXED INCOME FUND

The Plan invests in conventional Guaranteed Investment Contracts (GICs) and Synthetic GICs, which are held in the Fixed Income Fund.  All GICs held by the Plan are considered fully benefit-responsive and are recorded at fair value and adjusted to contract value.

Synthetic GICs are comprised of both investment and contractual components. The investment component consists of securities or shares of units of a portfolio of fixed-income securities, referred to as the underlying investments.  This investment component is “wrapped” by contracts issued by third-party financial institutions.  These wrap contracts provide participants the ability for benefit withdrawals and investment exchanges at the full contract value of the Synthetic GICs (i.e., contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses) notwithstanding the actual market value of the underlying investments (i.e., fair value of security, plus accrued interest).  In this manner, wrap contracts are designed to smooth out the impact of normal market fluctuations associated with the performance of the underlying investments.  The wrap contract provides that realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of the fund, but rather are amortized over the duration of the underlying assets through adjustment to the future crediting rate.

Wrap contract issuers can place restrictions on minimum/maximum portfolio durations and on the minimum credit quality of the underlying investments.

Most of the investments underlying the Synthetic GICs have expected average lives, that is, they have a duration that is subject to change depending on market conditions.  Should the duration of the investments shorten or extend, the crediting rate on the contract is normally reset.  If the underlying investments prepay prior to their expected maturity, the cash flows from the investments are typically reinvested in new investments.

GICs can be structured as nonparticipating, participating or a combination therein.  Conventional GICs issued by insurance companies are primarily nonparticipating wherein the contract holder does not participate in any gains and losses incurred due to performance of the underlying fixed-income portfolio relative to the book value at times of withdrawals.  Conversely, Synthetic GICs, or wrap contracts, issued by insurance companies or banks, are primarily participating wherein the contract holder participates in gains and losses incurred due to the performance of the underlying fixed-income portfolio relative to book value at times of withdrawals.  Gains and losses are amortized through future crediting rate resets.  Participating structures are the most common structure utilized in the Fixed Income Fund.

GIC contracts are typically issued with a fixed crediting rate and a fixed maturity that does not change over the life of the contract.  Wrap contracts typically reset on a monthly or quarterly basis as negotiated with the wrap contract issuer and do not have a final stated maturity date.  The wrap contracts in the Fixed Income Fund are predominately reset on a monthly basis.  The wrap contract issuer guarantees a minimum 0% crediting rate although a wrap contract does not absorb any loss for credit defaults in an underlying portfolio.

The gross crediting rate (CR) formula is negotiated in the wrap contract and is typically represented as follows:

CR = (MV/BV)^(1/D)*(1+YTM)-1 where:

•                                          MV = market value of the portfolio

•                                          BV = book value of the portfolio

•                                          D = weighted average duration of the portfolio

•                                          YTM = annualized dollar or duration weighted yield to maturity of the portfolio

The net crediting rate is equal to the gross crediting rate minus the wrap contract fee due to the wrap contract issuer.  Crediting rates reflect the amortization of realized and unrealized gains and losses in the underlying portfolio over the duration of the portfolio and, as a consequence, may not reflect the actual returns achieved in the portfolio.  From time to time, the crediting rate may be greater or less than current market interest rates.

There are a number of factors that can influence future crediting rates.  Such factors may include, but are not limited to, portfolio cash flows, performance of the underlying fixed-income portfolio, current market interest rates for reinvestment, duration, credit downgrades, the unexpected receipt of principal and interest payments, extraordinary withdrawals, and certain wrap contract terms.

The average yield earned by the Fixed Income Fund for all fully benefit-responsive GICs for the year-ended December 31, 2011 was as follows:

Based on annualized earnings (1)	1.080%

Based on interest rate credited to participants (2)	2.013%

(1)  Weighted average yield to maturity using fair value of investments as weights.

(2)  Weighted average crediting rate using book value of fund as weights.

Some events may limit the ability of the Fixed Income Fund to transact at contract value with the wrap contract issuer.  Market value events are events or conditions, the occurrence of which are outside the normal operation of the Fixed Income Fund and lead to Fixed Income Fund disbursements that have or will have a material adverse affect on the operations of the Fixed Income Fund and a financial effect on the investment contract or wrap contract issuer’s interest hereunder.  Such events may include, but are not limited to, Plan amendments or changes, company mergers or consolidations, participant investment election changes, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the Plan, failure to meet certain tax qualifications, participant communication that is designed to influence participants not to invest in the Fixed Income Fund, transfers to competing options without meeting the equity wash provisions of the Fixed Income Fund (if applicable), Plan sponsor withdrawals without the appropriate notice to the Fixed Income Fund’s investment manager and/or wrap contract issuers, any changes in laws or regulations that would result in substantial withdrawals from the Plan, and default by the Plan sponsor in honoring its credit obligations, insolvency, or bankruptcy if such events could result in withdrawals.  Plan management believes that the occurrence of such events that would cause the Plan to transact at less than contract value is not probable.

In the normal course of business, such events or conditions would not limit the ability of the Fixed Income Fund to transact at contract value with participants in the Fixed Income Fund.  The Fixed Income Fund is managed to maintain a certain amount of liquidity to provide for the day-to-day liquidity needs of participants, as well as the occasional event.

In 2011 and 2010, the Fixed Income Fund maintained an above average allocation to cash due to a limited ability to invest new cash flows into the Fund’s Synthetic GICs.  During this period, many providers of Synthetic GICs, primarily banks and insurance companies, were unwilling to provide additional wrap contract capacity to Fixed Income Funds.  As a result of the limited wrap contract capacity, the Fund’s cash weight was above average at the end of 2011 and 2010.

A wrap contract issuer can terminate an investment contract upon an event of default by the contract holder, investment manager, or Trustee if the wrap contract issuer determines, in its reasonable discretion that such event has had, or is likely to have, a material adverse effect on the wrap contract issuer’s interest with respect to the contract.  Such events may include, but are not limited to, management of the portfolio not in accordance with investment guidelines, breach of any material obligation under the wrap contract agreement, any representation or warranty made by the contract holder becomes untrue in any material way, replacement of the investment manager without prior consent of the wrap contract issuer, the Plan is terminated or no longer meets the appropriate tax qualifications, or the wrap contract becomes a prohibited transaction within the meaning of Section 406 of ERISA.

5.                                      INVESTMENTS AND UNITS OF PARTICIPATION

In accordance with the provisions of the Plan, the Trustee maintains separate units of participation in the Plan and related net asset value per unit for each fund.  The number of units and the related value of the Plan’s assets as of December 31, 2011 and 2010 are as follows:

2011

Investment	Description	Number of Units	Value

Fixed Income Fund	Synthetic GICs and Conventional GIC and Short Term Common and Collective Trust	13,134,391	$227,772,696	*
PIMCO Total Return Fund Inst.	Intermediate Bond Fund	7,041,794	76,629,939	**
Vanguard LifeStrategy Conservative Growth Fund	Conservative LifeStyle Fund	985,156	15,983,314
Vanguard LifeStrategy Moderate Growth Fund	Moderate LifeStyle Fund	1,338,389	25,571,197
Vanguard LifeStrategy Growth Fund	Aggressive LifeStyle Fund	1,357,366	28,641,017
SSgA S&P 500 Flagship Securities Lending Fund Cl A	S&P 500 Index Fund — Common and Collective Trust	3,079,976	139,114,984	**
T. Rowe Price Equity Income Fund	Large Cap Value Fund	1,445,615	33,431,022
SSgA Russell 1000 Growth Index Securities Lending Fund Cl A	Large Cap Growth Fund — Common and Collective Trust	5,564,621	62,310,314	**
AIM Mid Cap Core Equity Fund Cl I	Mid Cap Core Fund	733,914	16,165,505
BlackRock Value Opportunities Fund C1 I	Small Cap Core Fund	1,976,010	37,437,295
American FDS EuroPacific Growth Fund R5	International Fund	2,495,962	87,542,598	**
Pinnacle West Common Stock	Pinnacle West Stock Fund	8,826,146	105,453,824	**
Self-Directed Brokerage Account	Self-Directed Brokerage Account		31,719,490
Total investments at fair value			887,773,195
Adjustment from fair value to contract value for fully benefit- responsive investment contracts			(4,934,381)
Total investments at contract value			$882,838,814

2010

Investment	Description	Number of Units	Value

Fixed Income Fund	Synthetic GICs and Conventional GIC and Short Term Common and Collective Trust	12,333,880	$208,995,188	*
PIMCO Total Return Fund Inst.	Intermediate Bond Fund	6,837,430	74,114,358	**
Vanguard LifeStrategy Conservative Growth Fund	Conservative LifeStyle Fund	1,065,730	17,467,160
Vanguard LifeStrategy Moderate Growth Fund	Moderate LifeStyle Fund	1,386,863	27,133,850
Vanguard LifeStrategy Growth Fund	Aggressive LifeStyle Fund	1,429,063	31,581,035
SSgA S&P 500 Flagship Securities Lending Fund Cl A	S&P 500 Index Fund — Common and Collective Trust	3,191,346	140,883,793	**
T. Rowe Price Equity Income Fund	Large Cap Value Fund	1,481,357	35,078,184
SSgA Russell 1000 Growth Index Securities Lending Fund Cl A	Large Cap Growth Fund-Common and Collective Trust	5,565,426	60,812,961	**
AIM Mid Cap Core Equity Fund Cl I	Mid Cap Core Fund	812,745	19,621,035
BlackRock Value Opportunities Fund C1 I	Small Cap Core Fund	2,159,475	41,910,125
American FDS EuroPacific Growth Fund R5	International Fund	2,613,064	107,932,179	**
Pinnacle West Common Stock	Pinnacle West Stock Fund	10,275,247	106,046,845	**
Self-Directed Brokerage Account	Self-Directed Brokerage Account		22,403,340
Total investments at fair value			893,980,053
Adjustment from fair value to contract value for fully benefit- responsive investment contracts			(3,938,200)
Total investments at contract value			$890,041,853

* See supplemental schedule for 2011 underlying investments.  For 2010, includes short-term investments of $53,105,067 which exceeds 5% of net assets available for benefits.

** These investments represent 5% or more of the Plan’s net assets available for benefits.

The Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value for the year ended December 31, 2011, as follows:

Common and Collective Trusts	$4,556,629
Mutual Funds	(21,505,787)
Pinnacle West Stock Fund	15,582,206
Self-Directed Brokerage Account	(2,898,085)
Net realized/unrealized depreciation in fair value of investments	$(4,265,037)

6.                                      FAIR VALUE MEASUREMENTS

The Plan applies fair value measurements to investments and provides disclosure of fair value according to a fair value hierarchy.  The hierarchy ranks the quality and reliability of the inputs used to determine fair values, which are then classified and disclosed in one of three categories.  The three levels of the fair value hierarchy are:

Level 1 — Quoted prices in active markets for identical assets or liabilities.  Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide information on an ongoing basis.

Level 2 — Quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active; and model-derived valuations whose inputs are observable.

Level 3 — Model-derived valuations with unobservable inputs that are supported by little or no market activity.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.  The Plan assesses whether a market is active by obtaining observable broker quotes, reviewing actual market transactions, and assessing the volume of transactions.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common and Collective Trusts: Valued and redeemable based on the trusts’ net asset value of units held by the Plan at year-end. Net asset value is based on the market prices of the underlying securities owned by the trusts.  The trusts are similar to mutual funds, except that the trusts’ shares are offered to a limited group of investors and are not traded on an exchange basis.  US equity trusts seek to replicate the movements of a specific index (either the S&P 500 or the Russell 1000 growth index).  The short term investment trust seeks to provide safety of principal, daily liquidity, and a competitive yield by investing in US Government securities.  Participant redemptions in the trusts do not require a notification period, and may occur on a daily basis.  The trusts have the ability to implement redemption safeguards which could limit the Plan’s ability to transact in the trusts; these safeguards had no effect on participant redemptions at year-end, and are not expected to impact the abilities of participants to transact in the trusts.

Mutual Funds:  Valued and redeemable at the quoted net asset value of shares held by the Plan. The net asset value is based on the quoted price at the end of the day on the active market in which the individual funds are traded.

Synthetic GICs: Fair value equals the fair value of the underlying assets, plus or minus the wrap contracts.  The underlying assets consist of fixed-income securities that are valued at the closing price reported on the active market on which the securities are traded.  The wrap value is calculated by discounting the difference between the current wrap fee and the current market indicated wrap fee.  The wrap value represents an insignificant component of the overall investments valuation.  The underlying investments have observable prices and are considered Level 2 inputs while the wrap contracts are Level 3 inputs.  Due to the immaterial nature of the wrap contracts, Synthetic GICs are classified as Level 2 investments.

Conventional GICs: Valued at fair value by discounting the related cash flows based on the yields of the “A” insurance curve and considering the creditworthiness of the issuer.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Self-Directed Brokerage Account: Consists of common stocks, cash equivalents, and mutual funds, which are managed directly by participants.  Common stocks are valued at the closing price reported on the active market in which the individual security trades.  Cash equivalents are valued based on observable market prices.  Mutual funds are valued at the quoted net asset value.

The following table presents the fair value of the Plan’s investments as of December 31, 2011:

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Balance as of December 31, 2011
Common and Collective Trusts
Short Term Investment Trusts	$—	$37,879,157	$37,879,157
US Equity Trusts	—	201,425,298	201,425,298
Mutual Funds
US Equity Funds	87,033,822	—	87,033,822
International Equity Funds	87,542,598	—	87,542,598
Asset Allocation Funds	70,195,528	—	70,195,528
Bond Funds	76,629,939	—	76,629,939
Synthetic GICs
US Government Fixed Income	—	43,803,672	43,803,672
Corporate Fixed Income	—	55,375,727	55,375,727
Mortgage Backed Securities	—	59,695,341	59,695,341
Other	—	21,831,368	21,831,368
Conventional GIC	—	10,590,197	10,590,197
Pinnacle West Common Stock	104,051,058	—	104,051,058
Self-Directed Brokerage Account
Common Stocks	12,745,245	—	12,745,245
Cash and Other	18,974,245	—	18,974,245
Total	$457,172,435	$430,600,760	$887,773,195

The following table presents the fair value of the Plan’s investments as of December 31, 2010:

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Balance as of December 31, 2010
Common and Collective Trusts
Short Term Investment Trusts	$—	$53,105,067	$53,105,067
US Equity Trusts	—	201,696,754	201,696,754
Mutual Funds
US Equity Funds	96,609,344	—	96,609,344
International Equity Funds	107,932,179	—	107,932,179
Asset Allocation Funds	76,182,045	—	76,182,045
Bond Funds	74,114,358	—	74,114,358
Synthetic GICs
US Government Fixed Income	—	34,295,356	34,295,356
Corporate Fixed Income	—	47,599,292	47,599,292
Mortgage Backed Securities	—	50,750,386	50,750,386
Other	—	14,850,861	14,850,861
Conventional GIC	—	10,256,950	10,256,950
Pinnacle West Common Stock	104,184,121	—	104,184,121
Self-Directed Brokerage Account
Common Stocks	12,799,792	—	12,799,792
Cash and Other	9,603,548	—	9,603,548
Total	$481,425,387	$412,554,666	$893,980,053

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy. The Plan had no investments valued using Level 3 inputs as of December 31, 2011 and 2010.

7.                                      EXEMPT RELATED-PARTY TRANSACTIONS

Certain Plan investments include shares of the State Street Government Securities Short Term Investment Fund, the SSgA S&P 500 Flagship Securities Lending Fund Class A and the SSgA Russell 1000 Growth Index Securities Lending Fund Class A that were managed by the Trustee.  These transactions qualified as exempt party-in-interest transactions.  In addition, certain Plan investments consist of Pinnacle West common stock.  These transactions qualified as exempt party-in-interest transactions.  As of December 31, 2011 and 2010, the Plan held 8,826,146 and 10,275,247 units, respectively, of common stock of Pinnacle West, the sponsoring employer (See Note 5).  During the year ended December 31, 2011, the Plan recorded dividend income from Pinnacle West common stock of $5,014,946.

8.                                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500:

	2011	2010
Net Assets Available for Benefits per the financial statements	$910,688,336	$918,218,865
Adjustment from contract value to fair value for fully benefit-responsive contracts	4,934,381	3,938,200
Net Assets Available for Benefits per Form 5500	$915,622,717	$922,157,065

The following is a reconciliation of the Changes in Net Assets Available for Benefits per the financial statements to Form 5500 for the year ended December 31, 2011:

Decrease in Net Assets Available for Benefits per the financial statements	$(7,530,529)
Adjustment from contract value to fair value for fully benefit-responsive stable value fund — December 31, 2011	4,934,381
Adjustment from contract value to fair value for fully benefit-responsive stable value fund — December 31, 2010	(3,938,200)
Decrease in Net Assets Available for Benefits per Form 5500	$(6,534,348)

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value

Common and Collective Trusts
State Street Gov Sec ST Inv Fund*	Short-Term Investments***		$37,879,157
SSgA S&P 500 Flgshp Sec Lndg Ser Fund Cl A*	S&P 500 Index Fund		139,114,984
SSgA Russell 1000 Grwth Indx Sec Lndg Fund Cl A*	Large Cap Growth Fund		62,310,314
Total common and collective trusts			239,304,455

Mutual Funds
Vanguard LifeStrategy Conservative Growth Fund Inst	Conservative LifeStyle Fund		15,983,314
Vanguard LifeStrategy Moderate Growth Fund Inst	Moderate LifeStyle Fund		25,571,197
Vanguard LifeStrategy Growth Fund Inst	Aggressive LifeStyle Fund		28,641,017
Black Rock Value Opportunities Fund Cl I	Small Cap Core Fund		37,437,295
AIM Mid Cap Core Equity Fund Cl I	Mid Cap Core Fund		16,165,505
PIMCO Total Return Fund Inst	Intermediate Bond Fund		76,629,939
T. Rowe Price Equity Income Fund	Large Cap Value Fund		33,431,022
American FDS EuroPacific Growth Fund R5	International Fund		87,542,598
Total mutual funds			321,401,887

Synthetic GICs	Fixed Income Fund
Bank of America N.A. Wrap maturity date 5/25/17, yield 4.896%			153,627
AT&T Inc. 4.95% maturity date 1/15/13			1,563,329
BAC 3.125% maturity date 6/15/12			2,026,892
FGG11683 5.00% maturity date 02/01/20			236,949
FGG18195 5.50% maturity date 7/01/22			210,831
FHLMC 4.125% maturity date 9/27/13			2,128,416
FHR 2827 TD 5.00% maturity date 2/15/30			1,523,368
FHR 2934 MA 4.50% maturity date 2/15/18			240,470
FHR 3728 EA 3.50% maturity date 9/15/20			297,660
FHR 3087 NA 4.50% maturity date 8/15/31			180,412
FNR 2006-69 GC 5.00% maturity date 3/25/33			241,168
FNR 2003-15 CB 5.00% maturity date 3/25/18			1,425,915
FHR 3170 EC 5.00% maturity date 6/15/32			163,042
GSK 4.85% maturity date 5/15/13			1,587,491
Hewlett-Pack Co. 4.5% maturity date 3/01/13			1,542,674
Oracle Corp. 4.95% maturity date 4/15/13			1,584,072
TIAAGL 144A 5.125% maturity date 10/10/12			1,547,633
USTN 1.375% maturity date 2/15/13			2,026,640
USTN 1.375% maturity date 3/15/13			928,046
WBCMT 2006-C29 A2 5.275% maturity date 11/15/48			95,844

AIG Financial Products Wrap maturity date 1/16/24, yield 5.156%			112,447
BACM 2005-1 A3 4.877% maturity date 11/10/42			300,646
BACM 2005-2 AAB 4.742% maturity date 7/10/43			776,573
CCCIT 2004-A8 4.90% maturity date 12/12/16			1,668,801
FGG11751 5.00% maturity date 8/01/20			362,998
FGG12976 5.50% maturity date 3/01/21			801,081
FGG11810 5.50% maturity date 12/1/20			391,484

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
FHLB 3.625% maturity date 10/18/13			1,585,319
FN255891 5.00% maturity date 10/1/20			319,993
FHR 3178 A 6.00% maturity date 12/15/28			454,837
FHR 3262 ME 5.50% maturity date 1/15/27			357,599
FNMA 961978 4.50% maturity date 3/01/23			564,203
HON 4.25% maturity date 03/01/13			1,564,860
JNJ 5.15% maturity date 8/15/12			1,543,154
LLY 5.20% maturity date 3/15/17			2,310,306

UBS A.G. Wrap maturity date 09/16/19, yield 4.767%			17,708
FGG11678 4.50% maturity date 4/01/20			248,914
FN677680 4.50% maturity date 2/01/18			123,037
FNR 2005-121 AJ 4.50% maturity date 7/25/32			468,054
FHR 3048 QA 5.00% maturity date 3/15/24			318,095
FNCI 4.50% Pool 683124 maturity date 2/01/18			308,705
FN695871 4.50% maturity date 4/01/18			164,423
PERF 2005-1 A4 4.370% maturity date 6/25/14			314,350
WBCMT 2005-C17 A2 4.782% maturity date 3/15/42			395,702
WFC 5.25% maturity date 10/23/12			931,569

Monumental Life Insurance Co. Wrap maturity date 1/15/20, Yield 4.937%			3,471,300
AT&T 6.70% maturity date 11/15/13			451,988
AT&T 2.40% maturity date 8/15/16			300,985
Abbott labs 5.875% maturity date 5/15/16			821,176
SO 5.20% maturity date 1/15/16			374,076
AXP 2.80% maturity date 9/19/16			226,103
AZN 5.40% maturity date 6/01/14			132,799
BMWOT 1.030% maturity date 2/26/18			338,387
BACM 2005-3 A4 4.668% maturity date 7/10/43			205,747
BACM 2005-5 A4 5.115% maturity date 10/10/45			33,094
BACM 2005-3 A4 5.367% maturity date 9/10/47			127,189
BRK 2.45% maturity date 12/15/15			725,726
BF 2.50% maturity date 1/15/16			307,092
CPL 2002 1 A5 2002 6.250% maturity date 1/15/17			116,107
CD 2005 CD1 A4 5.225% maturity date 7/15/44			176,829
Campbell Soup 3.375% maturity date 8/15/14			95,472
CAT 1.550% maturity date 12/20/13			253,391
CHAIT 2007-A17 A 5.120% maturity date 10/15/14			1,035,097
CNP 2005 A4 5.170% maturity date 8/01/19			408,265
Cisco Systems 5.50% maturity date 2/22/16			814,611
Cisco Systems 1.625% maturity date 3/14/14			325,997
CCCIT A9 5.10% maturity date 11/20/17			629,395
CCCIT A8 5.650% maturity date 9/20/19			372,034
COP 5.500% maturity date 4/15/13			1,059,071
CSFB USA CS 5.125% maturity date 8/15/15			421,342
CSFB 2005 C5 A3 5.100% maturity date 8/15/38			442,485
John Deere Cap DE 1.850% maturity date 9/15/16			90,777
John Deere Cap DE 1.250% maturity date 12/02/14			101,084
DIS .875% maturity date 12/01/14			50,234
DCENT 2007 A1 5.650% maturity date 3/16/20			448,706

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
DCENT 2008 A4 5.650% maturity date 12/15/15			171,215
Dupont EI Nemour 5% maturity date 7/15/13			796,742
EGSI 2007 A A2 5.790% maturity date 10/01/18			196,311
ELL 2.040% maturity date 9/01/23			170,457
FGG13599 4.00% maturity date 6/01/24			328,674
FGG13745 4.50% maturity date 12/01/24			395,284
FGG13900 5.00% maturity date 12/01/24			967,070
FGG18056 5.00% maturity date 6/01/20			220,753
FGG18320 4.00% maturity date 8/01/24			614,016
FGJ11371 4.50% maturity date 12/01/24			367,261
FGJ11719 4.00% maturity date 2/01/25			791,140
FGB11935 4.50% maturity date 1/01/19			450,891
FNR 1.50% maturity date 5/25/18			734,197
FHR 4.50% maturity date 12/15/21			383,796
FHLMC 4.625% maturity date 10/25/12			4,610,240
FNAH9345 3.500% maturity date 4/01/26			970,458
FNAJ4093 3.500% maturity date 10/01/26			1,031,786
FNAL0501 4.500% maturity date 8/01/23			401,781
FHR 2590 CL OA 4.00% maturity date 3/15/33			622,710
FHR 2664 CL GA 4.50% maturity date 1/15/18			636
FHR 3095 CL GB 5.00% maturity date 4/15/24			178,729
FNMA 3.625% maturity date 2/12/13			2,074,102
FHR 3585 LA 3.50% maturity date 10/15/24			528,907
FHR 3627 QG 4.00% maturity date 7/15/23			427,142
FNR 2010-38 AC 4.00% maturity date 5/25/24			573,942
FNAA 4315 4.00% maturity date 4/01/24			463,091
FNAC 4799 4.50% maturity date 10/01/24			837,987
FNAC 5413 4.50% maturity date 10/01/24			856,353
FNAC 6804 4.00% maturity date 1/01/25			688,953
FNAD 0426 5.50% maturity date 2/01/38			917,613
FNAD 3776 4.50% maturity date 3/01/25			393,544
FNAD 3828 4.00% maturity date 4/01/25			368,785
FNAD 3831 4.50% maturity date 4/01/25			398,792
FNAE 0444 5.50% maturity date 1/01/24			506,485
FNAE 0971 4.00% maturity date 5/01/25			406,474
GEEMT 2011 1 A4 1.19% maturity date 5/22/16			119,849
GSMS 2011 GC5 A2 2.999% maturity date 8/10/44			231,624
GSMS 2006 GG6 A2 5.506% maturity date 4/10/38			1,095,962
GE 5.900% maturity date 5/13/14			963,734
HAROT 2011 1 A4 1.800% maturity date 4/17/17			711,283
HART 2011 C A3 .740% maturity date 12/15/15			298,952
IBM 0.875% maturity date 10/31/14			160,058
JPM 5.375% maturity date 1/15/14			2,133,194
JPMCC 2003 ML1A A2 4.767% maturity date 3/12/39			1,848,883
JPMCC 2005 LDP5 A4 5.205% maturity date 12/15/44			293,143
JDOT 2011 A A4 1.960% maturity date 4/16/18			337,195
JNJ 2.150% maturity date 5/15/16			312,888
LBUBS 4.742% 2005 C1 A4 maturity date 2/15/30			69,440
LOW 2.125% maturity date 4/15/16			352,672
MCD 4.300% maturity date 3/01/13			88,535

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
MBART 2011 1 A4 1.220% maturity date 12/15/17			306,354
MRK 2.250% maturity date 1/15/16			518,833
MLMT 2005 LC1 A4 5.291% maturity date 1/12/44			55,300
MSFT 1.625% maturity date 9/25/15			195,472
MSFT 2.500% maturity date 2/08/16			175,191
MLCFC 2006 1 A2 5.439% maturity date 2/12/39			57,316
MSC 2005 HQ6 A4A 4.989% maturity date 8/13/42			239,454
MSC 2011 C3 A2 3.224% maturity date 8/15/49			82,819
NTRS 5.500% maturity date 8/15/13			319,054
NUE 5.000% maturity date 12/01/12			36,261
OXY 2.500% maturity date 2/01/16			522,965
ORCL 3.7500% maturity date 7/08/14			322,643
PEGTF 2001 A8 6.890% maturity date 12/15/17			207,948
PEP 2.500% maturity date 5/10/16			156,048
PEP .800% maturity date 8/25/14			59,950
PG 1.800% maturity date 11/15/15			826,105
RY 2.300% maturity date 7/20/16			167,730
STT 2.875% maturity date 3/07/16			720,489
TAOT 2010 A A4 1.860% maturity date 5/16/16			697,653
TAOT 2011 A A4 1.560% maturity date 5/15/15			253,198
TOYOTA 2.800% maturity date 1/11/16			144,645
USB 2.200% maturity date 11/15/16			837,975
USTN .625% maturity date 4/30/13			236,368
USTN .250% maturity date 10/31/13			140,022
USTN 1.875% maturity date 8/31/17			2,804,998
USTN 1.875% maturity date 9/30/17			4,014,900
UTX 4.875% maturity date 5/01/15			314,530
VZW 5.550% maturity date 2/01/14			374,829
VALET 2011 1 A3 1.2200% maturity date 6/22/15			155,750
VALET 2011 1 A4 1.980% maturity date 9/20/17			317,633
WBCMT 2006 C25 A2 5.684% maturity date 5/15/43			133,576
WBCMT 2005 C21 A4 5.204% maturity date 10/15/44			109,605
WMT 1.500% maturity date 10/25/15			457,065
WSTP 3.000% maturity date 12/09/15			894,326
PFE 5.500% maturity date 2/15/16			151,188

JP Morgan Bank Wrap maturity date 2/16/21, yield 4.897%			111,132
AXP 4.875% maturity date 7/15/13			2,091,462
EIB 2.00% maturity date 2/10/12			2,102,526
FGG13156 5.00% maturity date 5/01/23			510,650
FGG11678 4.50% maturity date 4/01/20			373,370
FGG11850 5.50% maturity date 7/01/20			259,841
FNR 2003-125 AM 4.00% maturity date 2/25/17			47,757
FHR 2685 MX 4.50% maturity date 11/15/22			346,547
FHR 2713 G 4.00% maturity date 8/15/16			21,597
FHR 2901 CA 4.50% maturity date 11/15/19			333,021
FHR 3002 YD 4.50% maturity date 7/15/25			510,259
FHR 3152 LA 6.00% maturity date 11/15/25			440,376
FNR 2007-27 MQ 5.50% maturity date 4/25/27			597,976
FHR 3347 PB 5.00% maturity date 11/15/30			1,081,836

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
FNMA Pool #254458 5% 8-1-1 5.00% maturity date 8/01/17			248,271
FNMA 3.875% maturity date 7/12/13			1,581,845
FN695896 4.50% maturity date 5/01/18			156,064
FN 889255 5.00% maturity date 3/01/23			435,444
GE 2.20% maturity date 6/08/12			706,426
GNR 2002-15 PG 5.50% maturity date 11/20/31			21,029
JPM 2.125% FDIC GTD TLGP maturity date 6/22/12			1,211,584
WOART 2008-B A4 5.580% maturity date 4/15/14			994,199

Rabobank Nederland N.V. Wrap maturity date 1/25/23, yield 4.695%			63,239
BK 4.95% MTN maturity date 11/01/12			1,555,271
FGB13150 4.00% maturity date 3/01/19			435,498
FN254486 5.00% maturity date 9/01/17			166,116
FNR 2003-14 AN 3.50% maturity date 3/25/33			286,198
FNR 2003-57 NB 3.00% maturity date 6/25/18			144,646
FNR 2005-85 AJ 4.50% maturity date 2/25/24			323,977
FHR 2950 AB 4.50% maturity date 2/15/24			209,589
FNR 2007-43 MA 5.50% maturity date 5/25/27			580,035
FN768658 4.50% maturity date 2/01/19			211,058
FN 900999 5.50% maturity date 9/01/21			235,811
FN 933488 5.0% maturity date 3/01/23			550,818
GE 4.875% maturity date 3/04/15			1,627,416
LBUBS 2003-C5 A3 4.254% maturity date 7/15/27			352,495
USTN 3.125% maturity date 8/31/13			1,571,484

NATIXIS Wraps maturity date 4/15/25, yield 5.144%			29,832
CHAIT 2008-A4 4.650% maturity date 3/15/15			1,570,914
FGE91523 4.50% maturity date 9/01/17			382,105
FGG12809 5.50% maturity date 9/01/22			333,231
FGG12996 5.00% maturity date 2/01/23			367,183
FHR 2770 QA 4.00% maturity date 7/15/18			237,908
FHR 2849 AL 5.00% maturity date 5/15/18			112,710
FHR 3211 MH 5.00% maturity date 9/15/26			663,868
FN920197 5.50% maturity date 12/01/21			431,972
FN AD0348 4.00% maturity date 11/01/24			712,270
FNMA 1.75% maturity date 5/7/13			947,440
GMACC 2003-C3 A3 4.646% maturity date 4/10/40			62,540
IBM 5.05% maturity date 10/22/12			1,036,266
JPMCC 2005-CB11 A4 5.335% maturity date 8/12/37			611,362
USTN 1% maturity date 4/30/12			421,313

Principal Life Wraps maturity date 1/01/50, yield 1.000%			630,749
AEPTC 5.090% maturity date 7/01/15			548,416
AT&T 2.40% maturity date 8/15/16			158,144
Abbott Labs 2.700% maturity date 5/27/15			173,051
SO 4.850% maturity date 12/15/12			187,125
ALLYA 1.980% maturity date 4/15/16			209,526
AXP 2.800% maturity date 9/19/16			120,588
AZN 5.400% maturity date 6/01/14			71,933
BACCT 2007 A1 5.170% maturity date 6/15/19			525,442

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
BACM 2005 3 A4 4.668% maturity date 7/10/43			146,188
BACM 2005 5 A4 5.115% maturity date 10/10/45			121,345
BACM 2005 6 A4 5.367% maturity date 9/10/47			71,889
BACM 2006 5 AAB 5.379% maturity date 9/10/47			172,435
BK 4.300% maturity date 5/15/14			139,483
BK 2.300% maturity date 7/28/16			190,589
BRK 4.850% maturity date 1/15/15			254,780
BLK 3.500% maturity date 12/10/14			165,513
CD 2005 CD1 A4 5.225% maturity date 7/15/44			149,200
CFCRE 2011 C2 A2 3.033% maturity date 12/15/47			132,430
CAT 6.200% maturity date 9/30/13			163,517
CHAIT 2006 A2 5.160% maturity date 4/16/18			242,404
CHAIT 2008 A4 4.650% maturity date 3/15/15			539,347
CCCIT 2004 A8 4.900% maturity date 12/12/16			723,147
CGCMT 2006 C4 A2 5.922% maturity date 3/15/49			184,115
Citibank 1.750% maturity date 12/28/12			340,120
KO .750% maturity date 11/15/13			340,622
CL .600% maturity date 11/15/14			24,991
COP 4.400% maturity date 5/15/13			256,832
CSFB USA 5.125% maturity date 8/15/15			158,003
CSFB 2005 C5 A3 5.100% maturity date 8/15/38			247,411
CSMC 2006 C1 A3 5.597% maturity date 2/15/39			129,978
John Deere Capital 1.850% maturity date 9/15/16			20,173
John Deere Capital 2.000% maturity date 1/13/17			86,271
DIS .875% maturity date 12/01/14			75,351
DCENT 2007 A1 5.650% maturity date 3/16/20			346,999
DCENT 2008 A4 5.650% maturity date 12/15/15			149,813
DD 2.750% maturity date 4/01/16			84,540
FGG13694 4.50% maturity date 11/01/24			405,689
FGG14262 4.00% maturity date 9/01/26			800,430
FGG18334 4.50% maturity date 12/01/24			417,875
FGJ14785 4.00% maturity date 3/01/26			916,267
FGE02686 4.00% maturity date 4/01/25			390,117
FHLB 3.875% maturity date 6/14/13			1,003,521
FHLMC 3.50% maturity date 5/29/13			1,002,699
FNAH 3.50% maturity date 1/01/26			501,165
FNAH 3.50% maturity date 3/01/26			517,966
FNMA 1.75% maturity date 2/22/13			1,016,432
FN890102 6.00% maturity date 12/01/38			527,102
FNAA4136 4.00% maturity date 7/01/24			414,185
FNAA44596 4.00% maturity date 4/01/24			465,432
FNAB1600 3.50% maturity date 10/01/25			451,647
FNAC3075 4.50% maturity date 8/01/24			447,491
FNAC3250 4.00% maturity date 9/01/24			413,703
FNAC8540 4.50% maturity date 12/01/24			413,448
FNMA0678 4.00% maturity date 3/01/26			468,006
FNAD2907 4.50% maturity date 4/01/25			478,703
FNAD7079 4.50% maturity date 6/01/25			450,133
FNAD7760 4.00% maturity date 7/01/25			431,718
FNAD7771 4.00% maturity date 7/01/25			440,676

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
FNAE0444 5.50% maturity date 1/01/24			795,905
FNAE0705 4.00% maturity date 1/01/26			455,822
FNAE0988 4.00% maturity date 9/01/25			450,569
FNAE1816 4.00% maturity date 10/01/25			459,159
FNAE7758 3.50% maturity date 11/01/25			523,556
FORDO 2009-D A4 2.98% maturity date 8/15/14			357,671
FORDO 2009-E A4 2.42% maturity date 11/15/14			254,563
GEEMT 1.190% maturity date 5/22/16			59,924
GSMS 2011-GC5 A2 2.999% maturity date 8/10/44			128,680
GE 3.50% maturity date 8/13/12			584,497
HPQ 4.750% maturity date 6/02/14			285,135
HPQ 2.625% maturity date 12/09/14			40,352
HAROT 2010-2 A4 1.930% maturity date 8/18/16			243,538
HON 5.30% maturity date 3/15/17			180,225
HART 1.630% maturity date 3/15/17			253,280
IBM 1.00% maturity date 8/15/13			257,008
IBM .875% maturity date 10/31/14			85,031
JPM 4 .650% maturity date 6/01/14			174,222
JPM 3. 150% maturity date 7/05/16			326,521
JPMCC 2003-PM1A A3 5.169% maturity date 8/12/40			128,619
JPMCC 2005-LDP5 A4 5.205% maturity date 12/15/44			154,868
JDOT 1.960% maturity date 4/16/18			357,631
JNJ 2.150% maturity date 5/15/16			177,303
KMB 5.625% maturity date 2/15/12			160,865
LBUBS 2005 C1 A4 4.742% maturity date 2/15/30			213,661
LLY 4.200% maturity date 3/06/14			48,216
LOW 2.125% maturity date 4/15/16			30,229
MCD 4.300% maturity date 3/01/13			52,079
MBART 2.140% maturity date 8/15/16			254,969
MRK 2.250% maturity date 1/15/16			197,156
MSFT 1.625% maturity date 9/25/15			180,040
MSC 2005 HQ6 A4A 4.989% maturity date 8/13/42			136,054
MSC 2011 C3 A2 3.224% maturity date 8/15/49			46,586
NAROT 2011 A A4 1.940% maturity date 9/15/17			306,785
NTRS 4.625% maturity date 5/01/14			166,722
NUE 5.000% maturity date 12/01/12			20,720
OXY 1.450% maturity date 12/13/13			172,947
Oracle 5.250% maturity date 1/15/16			346,410
PNC 3.000% maturity date 5/19/14			171,534
PEGTF 6.890% maturity date 12/15/17			112,886
PEP 3.100% maturity date 1/15/15			259,655
PFE 5.350% maturity date 3/15/15			107,463
PX 2.125% maturity date 6/14/13			168,299
PG 4.950% maturity date 8/15/14			338,413
RY 2.300% maturity date 7/20/16			91,489
STT 2.875% maturity date 3/07/16			174,976
ONCOR 2004 1 A3 5.290% maturity date 5/15/18			271,773
TGT 5.875% maturity date 3/01/12			161,343
MMM 1.375% maturity date 9/29/16			30,257
TOYOTA 2.000% maturity date 9/15/16			70,697

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H: PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Cost**	Current Value
UPS 4.500% maturity date 1/15/13			41,647
USB 2.200% maturity date 11/15/16			454,324
USTN 1.875% maturity date 6/30/15			733,468
USTN 1.250% maturity date 3/15/14			714,820
USTN .5000% maturity date 10/15/14			6,632,351
USTN 1.000% maturity date 10/31/16			7,370,722
UTX 4.875% maturity date 5/01/15			168,498
VZW 5.550% maturity date 2/01/14			200,995
VALET 1.9800% maturity date 9/20/17			276,648
WBCMT 2005 C21 APB 5.09% maturity date 7/15/42			137,402
WBCMT 2005 C21 A4 5.204% maturity date 10/15/44			208,255
WMT .750% maturity date 10/25/13			254,178
WFC 2.625% maturity date 12/15/16			399,756
WSTP 3.000% maturity date 12/09/15			261,264
WOART 2010 A A4 2.210% maturity date 5/15/15			304,179
XOM 5.300% maturity date 6/30/15			108,838
Total Synthetic GICs			180,706,108

Conventional GICs	Fixed Income Fund
New York Life Insurance Company maturity date 10/31/13 yield 3.99%			10,590,197

Other Investments
Pinnacle West Common Stock*	Pinnacle West Stock Fund		104,051,058
Self-Directed Brokerage Account	Self-Directed Brokerage Account		31,719,490
Various participants****	Participant loans		26,044,034
Total other investments			161,814,582

Total Assets Held for Investment Purposes			$913,817,229

*Related party

**Cost information is not required for participant-directed investments and therefore is not included.

***Short-Term Investments represent $36,476,391 from the Fixed Income Fund and $1,402,766 from the Pinnacle West Stock Fund.

****Interest rates for participant loans as of December 31, 2011, ranged from 4.25% to 10.5% with maturity dates ranging from 2012 to 2027.

Exhibits Filed

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PINNACLE WEST CAPITAL
CORPORATION SAVINGS PLAN

Date:	June 26, 2012	By	/s/ Lori Sundberg
Lori Sundberg
Chairman of the Administrative Committee and Senior Vice President, Human Resources and Ethics
Arizona Public Service Company